NO ACT

PE
12-19-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13000186

DIVISION OF
CORPORATION FINANCE



January 31, 2013

Robert G. Jones
Arch Coal, Inc.
Bjones@archcoal.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-31-13

Re: Arch Coal, Inc.
Incoming letter dated December 19, 2012

Dear Mr. Jones:

This is in response to your letter dated December 19, 2012 concerning the shareholder proposal submitted to Arch by the New York State Common Retirement Fund. We also have received a letter on the proponent's behalf dated January 18, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@gmail.com

January 31, 2013

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Arch Coal, Inc.
Incoming letter dated December 19, 2012

The proposal requests a report on the conditions resulting from Arch's mountaintop removal operations that could lead to environmental and public health harms and on feasible, effective measures to mitigate those harms.

We are unable to concur in your view that Arch may exclude the proposal under rule 14a-8(b). In particular, we note that Arch did not notify the proponent in writing of eligibility deficiencies within the 14-day period required by rule 14a-8(f)(1), and the proponent appears to have provided documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we do not believe that Arch may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Arch may exclude the proposal under rule 14a-8(i)(5). Based on the information presented, we are unable to conclude that the proposal is not "otherwise significantly related" to Arch's business. Accordingly, we do not believe that Arch may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**From:** Sanford Lewis <sanfordlewis@gmail.com>
**Sent:** Friday, January 18, 2013 3:45 PM
**To:** shareholderproposals
**Cc:** bjones@archcoal.com; Pat Doherty
**Subject:** Proponent Reply to Arch Coal, Inc. No Action Request Letter (Thomas P DiNapoli, Mountaintop Removal)
**Attachments:** Arch Coal Proponent Reply NYSCRF 2013.pdf

Ladies and Gentlemen:

On behalf of the Hon. Thomas P. DiNapoli, Comptroller of the State of New York, enclosed find a reply to the Arch Coal, Inc. no action request letter regarding the shareholder proposal on mountaintop removal mining.

Sincerely,

Sanford Lewis
Attorney
PO Box 231
Amherst, MA 01004

413-225-1552 voicemail and text messages
413-549-7333 direct office line
781 207-7895 fax

---

SANFORD J. LEWIS, ATTORNEY

January 18, 2013

Via electronic mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Arch Coal regarding mountaintop removal operations

Ladies and Gentlemen:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund (the "Fund" or the "Proponent") has submitted a shareholder proposal on behalf of the Fund to Arch Coal, Inc. ("Arch Coal" or the "Company") seeking that Arch Coal issue a report to its shareholders on its mountaintop removal operations. I have been asked by Proponent to respond to the Company's no action request letter dated December 19, 2012 sent to the Securities and Exchange Commission ("SEC") by Robert G Jones, Senior Vice President, Arch Coal. The Company that the proposal may be excluded from the Company's 2013 proxy statement by virtue of Rule 14a-8(f)(1), proof of ownership, and Rule 14a-8(i)(5), relationship to the company's business.

In preparing this response, I have reviewed the Proposal, as well as the Company's December 19, 2012 no action request letter to the SEC. Based upon the foregoing, as well as all applicable and relevant rules, it is my opinion that the Proposal is neither excludable by virtue of Rule 14a-8(f)(1) nor Rule14a-8(i)(5).

A copy of this letter is being e-mailed concurrently to Robert G. Jones, Senior Vice President, Arch Coal, Inc.

**SUMMARY**

The Proposal requests that prior to the next annual board meeting, Arch Coal shall report to the shareowners: (1) the conditions resulting from the company's mountaintop removal operations that could lead to environmental and public health harms and (two) feasible, effective measures to mitigate the harms associated with mountaintop removal mining. The Company asserts that the proposal may be excluded from its 2013 proxy statement by virtue of two components of Rule 14a-8.

First, Arch Coal asserts that Proponent failed to provide proof of ownership pursuant to Rule 14a-8(f)(1). Proponent notes, however, that the Company failed to

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

follow the requirements of Rule 14a-8 that require submission of a deficiency notice on a timely basis. Furthermore, when the Company first mentioned the deficiency in proof of ownership in its no action request letter of December 19, 2012, Proponent promptly submitted proof of ownership on December 21, 2012, a copy of which is enclosed as Exhibit B.

Second, pursuant to Rule 14a-8(i)(5), Arch Coal asserts that none of its operations entails mountaintop removal, apparently relying on a narrow definition of mountaintop removal used under the Surface Mining Act contrasting with public, media and government understanding in other contexts. Based on this narrow definition the company then asserts that mountaintop removal is not significantly related to the Company's operations.

However, as shown in the enclosed documentation, the Company is well known to be the owner of the largest mountaintop removal operation in West Virginia. Thus, this issue is very significantly related to Arch Coal and its reputation. In addition, the proposal relates to remediation of prior activity by the Company. So even if there were no *current* mountaintop removal operations being undertaken by the Company, remediation of its prior activities is a core element of the proposal and therefore Rule 14a-8(i)(5) is not applicable. Finally, even if the Company's only technical connection to mountaintop removal were a proposed operation that is still being contested in the courts, the issue of mountaintop removal is still "otherwise significantly related" to the company's business.

## DISCUSSION

### A. PROOF OF OWNERSHIP

The Company is required by Rule 14a-8 to provide written notice of any deficiencies in proof of ownership within 14 days of receiving the proposal. As provided in Rule 14a-8(f):

> Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification.

As documented in its submission, Arch Coal received the proposal from Proponent by fax on November 14, 2012. The Company failed to submit a timely notice of deficiency within the 14 day period provided by the rule. The fact that the Proponent mentioned that proof of ownership would be forthcoming does not eliminate the requirement of the Company to send a deficiency notice if that proof is not subsequently received, or is lacking any elements.

The Company's first mention of failure to receive adequate proof of ownership was in the no action letter of December 19, 2012. Upon receipt of this letter, and as documented in Exhibit B, Proponent promptly provided the necessary documentation of ownership.

Therefore, the deficiency of proof of ownership claim was waived by the Company by its failure to submit the required notice. See e.g. *Abercrombie & Fitch,* April 12, 2010.

Further, Proponent provided proof of ownership on a timely basis upon receipt of the Company's deferred deficiency notice contained in its no action request letter. See Exhibit B.

**B. SIGNIFICANT RELATIONSHIP TO COMPANY OPERATIONS**

**1. The Company's operations are commonly understood to entail mountaintop removal.**

The Company makes an absurd semantic argument that none of its operations entails mountaintop removal, apparently relying on the narrowness of a definition under the Surface Mining Control and Reclamation Act. However, the public, the US Environmental Protection Agency and the courts all understand the Company's operations to include very substantial mountaintop removal operations.

The Company asserts that it does not do mountaintop removal within the meaning of the definition provided under the Surface Mining Control and Reclamation Act. Under that Act, "mountaintop removal mining" is defined as "surface mining activities, where the mining operation removes an entire coal seam or seems running through the upper fraction of a mountain, ridge, or hill, except as provided for in 30 CFR 824.11 (a) (6) by removing substantially all of the overburden off the bench and creating a level plateau or gently rolling contour, with no high walls remaining, and capable of supporting post mining land uses in accordance with the requirements of this section." Company Letter at page 4. One can imagine many elements of this definition that one could utilize to determine that the Company's operations do not include as such mountaintop removal. For instance, if the company had no plans of "supporting post mining land uses" then, by this definition, its operations might not be mountaintop removal.

Regardless of whatever definitional devices the company is deploying to conclude that its operations do not constitute mountaintop removal as defined by that Act, **the**

**photographic evidence in Exhibit C defies the notion that mountaintop removal is not a substantial part of the Company's business.**

Further, the Company is well understood by the public, US Environmental Protection Agency and the courts to be engaging in the practice of mountaintop removal.

According to the US EPA, mountaintop coal mining is a surface mining practice involving the:

- **removal** of mountaintops to expose coal seams, and
- disposing of the associated mining overburden in adjacent valleys -- "valley fills".[1]

Valley fills occur in steep terrain where there are limited disposal alternatives. Mountaintop coal mining operations are concentrated in eastern Kentucky, southern West Virginia, western Virginia, and scattered areas of eastern Tennessee.

The terms "mountaintop mining" and "mountaintop removal" are generally used by the public, government, courts and media interchangeably.[2]

The Company's own operations have been designated as mountaintop mining operations in actions by US EPA. The Company has reported in its most recent 10-K report that the US EPA has taken enforcement action against it, revoking water permits related to the Spruce No. 1 mine. The EPA's statements and accounts in the press make it clear that the Company has been and remains engaged in the practice of mountaintop removal at that site.[3] According to EPA the project would be among the largest

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[1] http://www.epa.gov/region3/mtntop/

[2] See, for instance, http://www.vtnews.vt.edu/articles/2012/12/120712-cnre-mountaintopminingstudy.html, http://environment.about.com/od/fossilfuels/f/what-is-mountaintop-mining.htm, http://www.scientificamerican.com/article.cfm?id=epa-fights-back-over-mountaintop-mining, http://en.wikipedia.org/wiki/Mountaintop_removal_mining

[3] "Final Determination of the U.S. Environmental Protection Agency, Pursuant to § 404(c) of the Clean Water Act, Concerning the Spruce No. 1 Mine, Logan County, West Virginia," page 99. Accessible at http://water.epa.gov/lawsregs/guidance/cwa/dredgdis/upload/Spruce_No-_1_Mine_Final_Determination_011311_signed.pdf

mountaintop removal ventures in the entire Appalachia region.[4] However, mountaintop removal is still continuing, albeit at a slower pace than if the EPA had granted permits for filling Pigeonroost Branch. The Company is required by this denial to move the mountaintop removal waste elsewhere. According to one firsthand account of the area near Spruce No. 1 mine, "you can see a plateau above Pigeonroost Creek which is all that remains of a mountain that was once 300 feet higher." [5]

The Spruce No. 1 mine is run by Mingo Logan, a subsidiary of Arch Coal. (Arch Coal 2011 10-k, page 45). The court decision regarding water pollution at that mine describes the operation as a "mountaintop mining" operation. Mingo Logan Coal Company, Inc. v. USEPA, No. 1:10-cv-00541(D.D.C.), page 3.

This alone makes it difficult to see how the Company could claim that "none of the mining operations run by these mining complexes employed mountaintop removal mining operations," as the Company does. *No action request letter*, page 5.

On June 14, 2012, a public website of the Blair County Community Center and Museum also included an "Update on Spruce No. 1," which opens with the following statement:

> *"Every morning that we walk outside of the Blair Community Center and Museum, we are looking at the Spruce No. 1 surface mine. **It is the largest mountaintop removal permit ever granted in central Appalachia, and has been at the center of national controversy for the last decade**. With the EPA's rejection of the valley fill permit last year, a firestorm of rightwing attacks have been launched on the EPA and the Obama Administration.*
>
> *This is a permit with national importance, and has been debated endlessly. But to us, the Spruce No. 1 is more than just a permit, it is the destruction of something beautiful and precious to us. And importantly, it is something that is happening now, with surface mining operations occurring right now. When we go up Pigeonroost to look for ramps, or yellow root, or other forest herbs, we have to stare at the ugly scar of the Spruce No. 1, stretching all along the left side of the holler. Right now, there are trying to move into the head of the holler, which is where they'd like to put a valley fill.*
>
> *Most people don't know that the Spruce is currently being mined. But it is. The EPA only vetoed the valley fill permits. The West Virginia Department of Environmental Protection granted the mining permit, but because they need to dump the blasted earth into federal*

[4] http://www.epa.gov/agingepa/press/epanews/2010/2010_0105_2.htm
[5] http://www.counterpunch.org/2011/02/03/mammoth-spruce-no-1-mine-goes-forward-despite-epa-veto/

> *waters, the EPA and the Corps of Engineers have to grant permits. Those water permits are what is being contested, so the situation is that Arch Coal can mine, but only to a somewhat limited degree without the valley fill.*
>
> *If the Spruce No 1 valley fill permits are granted, the company will be able to mine at a much more expanded extent, from one end of Blair to another. This will destroy much of what is left in Blair, and so it needs to be stopped. Recently, the EPA appealed a decision to overturn their veto of the valley fill permit, and so they are taking it to court.*[6]

**2. Even if the company could effectively argue that none of its current operations constitute mountaintop removal, remediation of its past mountaintop removal operations are included in the proposal and are relevant to the Company's operations.**

The plain language of the proposal requests a report on 1) the conditions resulting from the company's mountaintop removal operations that could lead to environmental and public health harms and (2) feasible, effective measures to mitigate the harms associated with mountaintop removal mining. These requests do not necessitate current mountaintop removal operations, if prior operations of the company also have led to conditions that merit such an analysis.

The Dal-Tex mine (operated by Arch subsidiary Hobet) was clearly understood to utilize mountaintop removal as early as 1999, when the landmark Bragg. V. Robertson became the first successful citizen lawsuit to stop mountaintop removal and halt production at Dal-Tex. The West Virginia Gazette referred to "Arch Coal Inc.'s Dal-Tex mountaintop removal complex" (http://wvgazette.com/static/series/mining/umw0306.htm), and the New York Times described how "Judge Haden's ruling essentially stopped the state from issuing new mountaintop-removal mining permits and shut down Dal-Tex" (http://www.nytimes.com/2001/07/22/magazine/blasts-from-the-past.html?pagewanted=all&src=pm). The Times states that the closing of Dal-Tex was a "stunning blow for Arch: the company laid off or transferred nearly 400 people and took a $365 million write-down."

The New York Times article noted:

> It doesn't look like much. But in fact Hobet 21 covers some 12,000 acres, almost all of it hidden from easy public view by foliage and mountain ridges. Hobet 21 is owned by Arch Coal, America's second-largest coal company, with mines throughout Appalachia and the West. Arch will dig up 100 million tons of coal this year, with six million coming from Hobet 21. **Almost half the coal Arch digs in Appalachia will be obtained by a controversial method known as "mountaintop removal."** Instead of digging the coal out of the

[6] http://blairmountainmuseum.org/update-on-spruce-no-1

> mountains in subterranean shafts, as miners used to do, workers today -- with the help of enormous machines called draglines that scoop 100 tons of earth and rock at a time -- simply remove the mountains from the coal. It's hell on the owls and frogs and human beings who live in the vicinity, but it's remarkably efficient. [Emphasis added]

Though Arch has since sold the 12,000 acre Hobet 21 mine, it stands as another example where Arch was understood to utilize mountaintop removal. In the same New York Times article cited above, the reporter describes his view from an aerial tour over Hobet 21: "It was enormous and busy. Giant dump trucks filled with rock scurried around, while huge scooping machines ripped out tons of earth. In Silicon Valley, it is commonplace to talk about technology empowering individuals. Here was empowerment on a colossal scale - one man with the right machine could destroy a mountain."

The scope of the Proposal includes remediation of prior operations. Therefore, the Proposal is most definitely relevant to the company's current and past operations.

**3. Even if the Company could correctly assert that none of its past or current operations constitute "mountaintop removal," the issue of mountaintop removal at the core of the proposal is "otherwise related" to its the Company's operations because its reputation and public profile are inextricably linked to mountaintop removal.**

As noted above, media coverage and public understanding of Arch Coal operations are that the company is engaged in the business of mountaintop removal. Further, the US EPA has specifically stated that the Spruce No. 1 mine, currently being contested in the courts, is one of the "largest proposed mountaintop removal mines" in Appalachia.[7]

Therefore, even if the Company could effectively argue that it does not technically engage in mountaintop removal today, the Proposal is nevertheless highly relevant to the company and its operations because its brand, reputation and public license to operate are inextricably linked to the topic of mountaintop removal.

Rule 14a-8(i)(5) provides that a proposal can be "otherwise significantly related" to the company's operations. Many staff decisions have found that reputation is one of the key ways of finding such a link. See e.g. *Marriott International* (March 18, 2002), *Motorola Inc.* (February 23, 1978)

---

[7] http://www.epa.gov/agingepa/press/epanews/2010/2010_0105_2.htm

## CONCLUSION

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met the burden of demonstrating that the Proposal is excludable under either of its assertions.

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc:

Thomas P. DiNapoli
Robert G. Jones

## EXHIBIT A
## TEXT OF THE SHAREHOLDER PROPOSAL

**Whereas,** Arch Coal, Inc. , is primarily engaged in the production of coal and operates mines employing mountaintop removal mining, and

A growing body of peer-reviewed scientific studies documents increases in disease among residents living in proximity to mountaintop removal mining. Peer-reviewed research also documents significant adverse impacts on the environment resulting from this mining technique.

Residents of regions where mountaintop removal mining is practiced have significantly higher mortality rates from cardiovascular disease compared to non-mining areas (Esch, Lara and Micheal Hendryx The Journal of Rural Health 27 (2011) 350-357). This effect increased in relation to increased levels of mountaintop removal mining.

A study of live births in counties affected by mountaintop removal mining found, after controlling for other risk factors, increased incidence of birth defects compared with non-mining areas or areas impacted by other forms of mining (Ahern, Melissa M., et al. Environmental Research (2011) doi:10.1016/j.envres.2011.05.019).

Residents of counties where mountaintop removal is practiced experience significantly more days of physical and mental illness, as well as more days of activity limitation and poorer self-rated health, when compared to other counties (Zullig, Keith J. and Micheal Hendryx. American Journal of Public Health Vol. 101 No. 5 (2011) 848-853).

A 2010 study found: declines in biodiversity in watersheds affected by mountaintop removal mining; unhealthy concentrations of pollutants in impacted waters; mine-derived toxic substances in affected domestic water supplies; and that efforts to restore impacted streams were not effective (Palmer, M.A., et al. "Mountaintop Mining Consequences" Science. Vol. 237, January 2010). The study concludes that current regulations are ineffective, and calls for a moratorium on permit issuance until new effective regulations

The harm documented in this research is a source of potential liability for the company. The scientific documentation of environmental and public health damage associated with mountain top removal mining has drawn increased regulatory attention. On January 13, 2011 the U.S Environmental Protection Agency (EPA) denied five valley fills at the Mingo Logan Spruce 1 mine, restricting mining operations at this site. In addition, the EPA issued strengthened guidance addressing mountaintop removal on July 21, 2011.

**Resolved,** that Shareholders request that prior to the next annual board meeting, Arch Coal shall report to shareowners: (1) the conditions resulting from the company's mountaintop removal operations that could lead to environmental and public health harms and (2) feasible, effective measures to mitigate the harms associated with mountaintop removal mining. The report should be done at reasonable cost and omit proprietary information.

**Supporting Statement:** We find the body of literature documenting the environmental and public health damage caused by mountaintop removal mining to be persuasive. Continuation of this practice, without substantial changes to mitigate associated harms, poses unacceptable reputational, regulatory and liability risks to the company. In the requested review, the company should consider the effects of: changes to hydrology; toxic substances released to the air and water; leachate emanating from mine spoils; and physical hazards such as slides, flyrock and traffic accidents.

**Exhibit B**
**PROOF OF OWNERSHIP**

TRANSMISSION VERIFICATION REPORT

TIME : 12/21/2012 16:02
NAME : NYS COMPTROLLER
FAX : 2126814468
TEL :
SER.# : BROM5J402275

| | |
|---|---|
| DATE,TIME | 12/21 16:01 |
| FAX NO./NAME | 913149942734 |
| DURATION | 00:00:43 |
| PAGE(S) | 02 |
| RESULT | OK |
| MODE | STANDARD |

Arch Coal

State of New York
OFFICE OF THE STATE COMPTROLLER


Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468


To: Robert Jones

Phone Number: 314-994-2716

Fax Number: 314-994-2734

Date: 12/21/12

~~Pages to follow~~: 2

Message: Certification of stock ownership

J.P.Morgan

Daniel F Murphy
Vice President
Client Service
Worldwide Securities Services

December 21, 2012

Mr. Robert G. Jones
Senior Vice President – Law,
General Counsel, and Secretary
Arch Coal Inc.
One City Place Drive, Suite 300
St. Louis, MO 63141

Dear Mr Jones,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller as sole Trustee of the New York State Common Retirement Fund, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Arch Coal, Inc. continuously for at least from November 13, 2011 through November 14, 2012.

Please note, that J.P. Morgan Chase, as custodian and a member of the Depository Trust Company (DTC), for the New York State Common Retirement Fund, held a total of 541,700.00 shares of common stock as of November 14, 2012 and continues to hold shares in the company. The value of the ownership had a market value of more than $2,000.00 from the period of November 13, 2011 through November 14, 2012.

If there are any questions, please contact me or Miriam Awad at (732) 623-3332.

Regards,



Daniel F. Murphy

cc: Patrick Doherty – NYSCRF
George Wong - NYSCRF

4 New York Plaza 12th Floor, New York, NY 10004
Telephone: +1 212 499 6148 Facsimile: +1 212 623 0604 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.

**Exhibit C**

**PHOTOS OF ARCH COAL OPERATIONS**

**EXHIBIT C**

Photographs of Arch Coal Operations



Spruce No.1 Mine
Sierra Club
"EPA Set to Nix Permit for Appalachia's Largest MTR Mine," May 24, 2010
Photo courtesy of SouthWings (http://www.southwings.org/).
http://sierraclub.typepad.com/scrapbook/2010/05/epa-set-to-nix-permit-for-appalachias-largest-mtr-mine.html



Spruce No. 1 Mine
Center for Environment, Commerce & Energy
"EPA Proposes Veto of Spruce No. 1 Mine Water Permit," Mach 26, 2010
http://cenvironment.blogspot.com/2010/03/epa-proposes-veto-of-spruce-no-1-mine.html



Spruce No. 1 Mine
Solidarity
"EPA Revokes Spruce Mine Permit, Mountain Justice Scores Victory," January 18, 2011
http://www.solidarity-us.org/site/node/3141



Spruce No. 1 Mine
West Virginia Highlands Voice: The blog of West Virginia Highlands Conservancy
"Spruce No 1 Veto Vacated Pigeonroost Hollow Threatened Anew," April 5, 2012
http://wvhighlands.org/wv_voice/?p=4769



Spruce No. 1 Mine
Facing South: the Institute for Southern Studies
"A Turning Point for Mountaintop Removal," January 14, 2011
Photo of the Spruce Mine site in Logan County, W.V. by Vivian Stockman of the Ohio Valley Environmental Coalition (http://www.ohvec.org/) taken during a flyover with SouthWings (http://www.southwings.org/).
http://www.southernstudies.org/2011/01/a-turning-point-for-mountaintop-removal.html



Hobet 21 Mine
West Virginia Gazette
"Strip mining battle resurfaces in state," March 22, 1998
"Arch Coal Inc.'s Hobet 21 mine has stripped more than 10,000 acres of hills west of Julian in Boone County."
http://www.wvgazette.com/static/series/mining/MINE0322.html

**From:** Acre, Jeffrey <Jeffrey.Acre@klgates.com>
**Sent:** Wednesday, December 19, 2012 4:01 PM
**To:** shareholderproposals
**Subject:** Arch Coal, Inc. - Rule 14a-8 no-action request
**Attachments:** 12-19-12 SEC Ltr.pdf

Ladies and Gentlemen:

On behalf of Arch Coal, Inc. ("Arch Coal"), attached please find a letter requesting that the Division of Corporation Finance confirm that it will not recommend enforcement action against Arch Coal if Arch Coal omits from its proxy solicitation materials for its 2013 annual meeting of shareholders a shareholder proposal submitted by the Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, as the sole Trustee of the New York State Common Retirement Fund and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. As noted in the attached letter, please direct any questions and all correspondence related to this matter to Robert G. Jones, Senior Vice President - Law, General Counsel and Secretary of Arch Coal. His telephone number is 314-994-2716, and his facsimile number is 314-994-2734.

Best regards,



**Jeffrey W. Acre**
K&L Gates LLP
K&L Gates Center
210 Sixth Avenue
Pittsburgh, PA 15222-2613
Phone: +1 412-355-6506
Fax: +1 412-355-6501
jeffrey.acre@klgates.com
www.klgates.com



ArchCoal

Robert G. Jones
Senior Vice President
Law & General Counsel

Bjones@archcoal.com

December 19, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8; Omission of Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Arch Coal, Inc. ("Arch") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Arch intends to omit from its proxy solicitation materials for its 2013 annual meeting of stockholders a stockholder proposal (the "Proposal") submitted by the Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, as the sole Trustee of the New York State Common Retirement Fund and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System (the "Proponent"). In accordance with Rule 14a-8(j), Arch hereby respectfully requests that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against Arch if the Proposal is omitted from Arch's proxy solicitation materials for its 2013 annual meeting of shareholders in reliance on Rules 14a-8(f) and 14a-8(i)(5). Copies of the Proposal and accompanying materials are attached as Exhibit A.

Arch expects to file its proxy solicitation materials for its 2013 annual meeting of shareholders on or about March 12, 2013. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before the date upon which Arch expects to file the definitive 2013 proxy solicitation materials.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission's email address, shareholderproposals@sec.gov, and have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of SLB 14D, I am simultaneously forwarding by email or facsimile a copy of this letter to the Proponent. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141

direct: 314.994.2716
fax: 314.994.2734

archcoal.com

**THE PROPOSAL**

The Proposal requests that, prior to the next annual board meeting, Arch shall report to its shareholders (i) the conditions resulting from Arch's mountaintop removal operations that could lead to environmental and public health harms and (ii) feasible, effective measures to mitigate the harms associated with mountaintop removal mining.

**DISCUSSION**

As discussed more fully below, Arch believes that it may properly omit the Proposal from its proxy solicitation materials for its 2013 annual meeting of shareholders pursuant to Rules 14a-8(f) and 14a-8(i)(5), both because (i) the Proponent failed to provide the information necessary to determine its eligibility to submit a stockholder proposal in accordance with Rule 14a-8(b) and (ii) the Proposal relates to operations which (a) account for less than 5% of Arch's total assets at the end of its most recent fiscal year and for less than 5% of both Arch's net earnings and gross sales for its most recent fiscal year and (b) are not otherwise significantly related to Arch's business.

**A. The Proponent failed to provide the information necessary to determine its eligibility to submit a stockholder proposal in accordance with Rule 14a-8(b).**

Arch may exclude the Proposal under rule 14a-8(f)(1) because the Proponent failed to provide any information regarding its eligibility with regard to the Proposal in accordance with Rule 14a-8(b). Rule 14a-8(b) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." The Staff has stated in *Staff Legal Bulletin No. 14* (July 13, 2001) that when a stockholder is not the registered holder of the company's securities, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2). Further, the Staff clarified in *Staff Legal Bulletin No. 14F* that the proof of ownership must come from the "record" holder of the stockholder's shares, and that with respect to securities that are held in "street name" and deposited with The Depository Trust Company ("DTC") only brokers or banks that are DTC participants will be viewed as "record" holders of the securities for the purposes of Rule 14a-8(b)(2)(i).

Rule 14a-8(e) provides that, for a regularly scheduled annual meeting held within 30 days of the date of the previous year's annual meeting, the deadline for submitting stockholder proposals is not less than 120 days before the first anniversary of the date of the applicable company's proxy statement released to stockholders in connection with the previous year's annual meeting. In accordance with Rule 14a-8(e), Arch set the deadline as November 16, 2012, 120 days before the first anniversary of the date of its proxy statement released to stockholders in connection with its previous annual meeting. To inform its stockholders of this deadline, Arch's proxy statement dated March 16, 2012 stated the following under the heading "Stockholder Proposals for the 2013 Annual Meeting":

> "If you wish to submit proposals for possible inclusion in our 2013 proxy materials, we must receive them at our principal executive offices no later than the close of business on November 16, 2012. Proposals should be addressed to Robert G. Jones, Senior Vice President-Law, General Counsel and Secretary, Arch Coal, Inc., One CityPlace Drive, Suite 300, St. Louis, Missouri 63141."

Arch held its 2012 annual meeting of stockholders on April 26, 2012 and expects to hold its 2013 annual meeting of stockholders on April 25, 2013. Because Arch intends to hold its 2013 annual meeting of stockholders within 30 days of the date of its 2012 annual meeting of stockholders, the November 16, 2012 deadline for submission of stockholder proposals for inclusion in Arch's proxy materials for the 2013 annual meeting of stockholders was properly set in accordance with Rule 14a-8(e)(2).

The Proposal was set forth in a letter to Arch from the Proponent reflecting a date of November 13, 2012 (the "Proposal Letter"). The Proponent transmitted the Proposal Letter to Arch via facsimile in the afternoon of November 14, 2012, as evidenced by the facsimile transmission information at the top of each page of the Proposal Letter. The Proponent stated in the Proposal Letter that a letter from J.P. Morgan Chase, the Proponent's custodial bank, verifying the Proponent's ownership of Arch's common stock would follow. No such letter or other confirmation of the Proponent's requisite ownership of Arch's common stock in accordance with Rule 14a-8(b) was received by Arch prior to the deadline for submission of stockholder proposals at the close of business on November 16, 2012. Further, no such proof of the Proponent's requisite ownership of Arch's common stock in accordance with Rule 14a-8(b) has been received by Arch as of the date of this letter. Arch has confirmed that, according to the records of Arch's stock transfer agent, the Proponent does not appear as a registered stockholder of Arch.

Rule 14a-8(f)(1) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the proof of beneficial ownership requirements specified in Rule 14a-8(b), provided that the company notifies the proponent of the deficiency in the proponent's submission within 14 calendar days of the company's receipt of the proposal (unless the deficiency cannot be remedied, such as if the proponent fails to submit a proposal by the company's properly determined deadline) and the proponent fails to correct the deficiency in accordance with Rule 14a-8(f)(1). Because the Proposal Letter was received by the Company only two days prior to the deadline for submitting stockholder proposals for inclusion in Arch's 2013 proxy materials, with the Proposal Letter containing an affirmative statement that the evidence of eligibility was forthcoming, such deadline passed before the deadline for Arch to submit any notice of the deficiency to the Proponent. Accordingly, Arch was not required to provide any notice of the deficiency to the

Proponent under Rule 14a-8(f)(1) because it became impossible for the Proponent to remedy the deficiency just two days after the Proponent transmitted the Proposal Letter to Arch.

The Staff has consistently concurred that a stockholder proposal may be excluded from a company's proxy materials when the proponent failed to provide satisfactory evidence of eligibility to submit the stockholder proposal in accordance with Rule 14a-8(b). For example, in *Visa Inc.* (October 24, 2012), the Staff concurred with the exclusion of a stockholder proposal under Rule 14a-8(f) where the proponents failed to supply documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b). *See also, Yahoo! Inc.* (March 24, 2011); *Cisco Systems, Inc.* (July 11, 2011); *I.D. Systems, Inc.* (March 31, 2011); *Amazon.com, Inc.* (March 29, 2011); *Time Warner Inc.* (February 19, 2009); and *General Motors Corp.* (February 19, 2008).

With regard to the Proposal, the Proponent, which is not a registered stockholder of Arch, failed to provide any documentary evidence of ownership of Arch's securities in accordance with Rule 14a-8(b). As a result, the Proponent has not demonstrated its eligibility to submit a stockholder proposal in accordance with Rule 14a-8. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal from its 2013 proxy materials pursuant to Rule 14a-8(b) and therefore that it will not recommend any enforcement action to the Commission if Arch excludes the Proposal for the reasons stated above.

**B. The Proposal relates to operations which are not significantly related to Arch's business.**

Rule 14a-8(i)(5) permits the exclusion of a stockholder proposal relating to operations which (i) account for less than 5% of a company's total assets at the end of its most recent fiscal year and less than 5% of both the company's net earnings and gross sales for its most recent fiscal year and (ii) are not otherwise significantly related to the company's business.

The Proposal requests that Arch report to its stockholders regarding its mountaintop removal mining operations. Under the Surface Mining Control and Reclamation Act of 1977, as amended, and the regulations promulgated thereunder, "mountaintop removal mining" is defined as the following:

> "Mountaintop removal mining means surface mining activities, where the mining operation removes an entire coal seam or seams running through the upper fraction of a mountain, ridge, or hill, except as provided for in 30 CFR 824.11(a)(6), by removing substantially all of the overburden off the bench and creating a level plateau or a gently rolling contour, with no highwalls remaining,

> and capable of supporting postmining land uses in accordance with the requirements of this section."[1]

As of December 31, 2011, Arch had 23 active mining complexes.[2] None of the mining operations run by these mining complexes employed mountaintop removal mining operations. As a result, mountaintop removal mining operations did not account for any of Arch's total assets as of December 31, 2011 or any of Arch's net earnings or gross sales for the fiscal year ended December 31, 2011.[3] Furthermore, mountaintop removal mining operations are not expected to account for any of Arch's total assets as of December 31, 2012 or any of Arch's net earnings or gross sales for the fiscal year ending December 31, 2012.[4] As such, the Proposal is not related to Arch's business.

The Staff historically has permitted companies to exclude stockholder proposals, such as the Proposal, which are unrelated to the companies' respective businesses. For example, in *Arch Coal, Inc.* (January 19, 2007), a stockholder submitted a proposal requesting a report on how Arch was responding to rising regulatory, competitive, public pressure to reduce carbon dioxide and other emissions from its current and proposed power plant operations. Arch indicated to the Staff that it did not have any power plant operations and that it had no plans to pursue power plant operations in the future. Arch also explained that because its primary business was to mine, process and market low sulfur coal through its active mining operations, the proposal did not relate to any of its assets, net earnings or gross sales and was, therefore, irrelevant to its operations under Rule 14a-8(i)(5). Accordingly, the Staff stated that it would not recommend enforcement if Arch excluded the proposal. Similarly, in *The Proctor & Gamble Co.* (August 11, 2003), two shareholders submitted a proposal requesting that The Proctor & Gamble Company ("P&G") adopt a new policy forbidding human embryonic stem cell research. P&G sought to exclude the proposal pursuant to Rule 14a-8(i)(5). P&G indicated that it did not conduct human embryonic stem cell research and that it had no plans to conduct such research in the future. On that basis, the Staff stated that it would not recommend enforcement if P&G excluded the proposal.

The Staff also has historically adhered to the proposition that proposals that are ethically significant in the abstract but have no meaningful relationship to the company's business may be

---

[1] 30 CFR 785.14(b)

[2] See attached Exhibit B, the list of Arch's mining complexes from Arch's Annual Report on Form 10-K for the period ended December 31, 2011.

[3] See also attached Exhibit C, page 31 from Arch's proxy statement dated March 16, 2012, where Arch also indicated to its stockholders that none of its mining operations employed mountaintop removal mining.

[4] See attached Exhibit D, which lists Arch's active mining complexes as of the date hereof, together with a strike-through of each mine listed on Exhibit B that has been closed since December 31, 2011. The only new mining operation not listed on Exhibit B is one underground mine at the Tygart Valley mining complex.

excluded. *See e.g., Hewlett-Packard Company* (January 7, 2003) (Israeli operations and land owned in Israel were not otherwise significantly related to the company's business despite revenues related to Israeli operations accounting for nearly 3.5% of the company's total net revenues for the previous fiscal year); and *Merck & Co. Inc.* (January 4, 2006) (the company's practice of obtaining and distributing gifts obtained from the Peoples Republic of China to participants in its Partnership for Giving Campaign was not otherwise significantly related to the company's business). In the case of the Proposal, while concerns regarding any environmental and public health harms that might be associated with mountaintop removal operations may be ethically significant to certain parties, that type of operations is wholly unrelated, and has no meaningful relationship, to Arch's business as currently conducted or as Arch expects it to be conducted in the future.

For these reasons, we ask that the Staff concur that the Company may exclude the Proposal from its 2013 proxy materials pursuant to Rule 14a-8(i)(5) and therefore that it will not recommend any enforcement action to the Commission if Arch excludes the Proposal for the reasons stated above.

**STAFF'S USE OF FACSIMILE NUMBERS FOR RESPONSE**

Pursuant to Staff Legal Bulletin No. 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (314) 944-2734, and the Proponent's facsimile number is (212) 681-4468.

**CONCLUSION**

Based upon the foregoing analysis, Arch believes that the Proposal may properly be omitted from its proxy solicitation materials for its 2013 annual meeting of shareholders under Rule 14a-8(b) because the Proponent failed to provide the information necessary to determine its eligibility to submit a stockholder proposal in accordance with Rule 14a-8(b) and under Rule 14a-8(i)(5) because the Proposal relates to operations which are not significantly related to Arch's business.

Arch respectfully requests that the Staff concur that it will not recommend enforcement action against Arch if Arch omits the Proposal from its proxy solicitation materials for its 2013 annual meeting of shareholders. If the Staff does not concur with the positions of Arch discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

If you have any questions or require any additional information, please do not hesitate to contact me at (314) 944-2716.

Sincerely,



Robert G. Jones
Senior Vice President – Law, General Counsel and Secretary

Enclosures

cc: Patrick Doherty
State of New York, Office of the State Comptroller

**EXHIBIT A**

AvCG

# State of New York
# OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Robert Tomcu

Phone Number:

Fax Number: 314-994-2734

Date: 11/13/12

Pages ~~to follow~~: 4

Message:

THOMAS P. DINAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 13, 2012

Mr. Robert G. Jones
Senior Vice President- Law,
General Counsel, and Secretary
Arch Coal, Inc.
One City Place Drive, Suite 300
St. Louis, MO 63141

Dear Mr. Jones:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Arch Coal, Inc. of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Arch Coal, Inc. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

**Whereas,** Arch Coal, Inc. , is primarily engaged in the production of coal and operates mines employing mountaintop removal mining, and

A growing body of peer-reviewed scientific studies documents increases in disease among residents living in proximity to mountaintop removal mining. Peer-reviewed research also documents significant adverse impacts on the environment resulting from this mining technique.

Residents of regions where mountaintop removal mining is practiced have significantly higher mortality rates from cardiovascular disease compared to non-mining areas (Esch, Lara and Micheal Hendryx The Journal of Rural Health 27 (2011) 350-357). This effect increased in relation to increased levels of mountaintop removal mining.

A study of live births in counties affected by mountaintop removal mining found, after controlling for other risk factors, increased incidence of birth defects compared with non-mining areas or areas impacted by other forms of mining (Ahern, Melissa M., et al. Environmental Research (2011) doi:10.1016/j.envres.2011.05.019).

Residents of counties where mountaintop removal is practiced experience significantly more days of physical and mental illness, as well as more days of activity limitation and poorer self-rated health, when compared to other counties (Zullig, Keith J. and Micheal Hendryx. American Journal of Public Health Vol. 101 No. 5 (2011) 848-853).

A 2010 study found: declines in biodiversity in watersheds affected by mountaintop removal mining; unhealthy concentrations of pollutants in impacted waters; mine-derived toxic substances in affected domestic water supplies; and that efforts to restore impacted streams were not effective (Palmer, M.A., et al. "Mountaintop Mining Consequences" Science, Vol. 237, January 2010). The study concludes that current regulations are ineffective, and calls for a moratorium on permit issuance until new effective regulations

The harm documented in this research is a source of potential liability for the company. The scientific documentation of environmental and public health damage associated with mountain top removal mining has drawn increased regulatory attention. On January 13, 2011 the U.S Environmental Protection Agency (EPA) denied five valley fills at the Mingo Logan Spruce 1 mine, restricting mining operations at this site. In addition, the EPA issued strengthened guidance addressing mountaintop removal on July 21, 2011.

**Resolved,** that Shareholders request that prior to the next annual board meeting, Arch Coal shall report to shareowners: (1) the conditions resulting from the company's mountaintop removal operations that could lead to environmental and public health harms and (2) feasible, effective measures to mitigate the harms associated with mountaintop removal mining. The report should be done at reasonable cost and omit proprietary information.

**Supporting Statement:** We find the body of literature documenting the environmental and public health damage caused by mountaintop removal mining to be persuasive.

Continuation of this practice, without substantial changes to mitigate associated harms, poses unacceptable reputational, regulatory and liability risks to the company. In the requested review, the company should consider the effects of: changes to hydrology; toxic substances released to the air and water; leachate emanating from mine spoils; and physical hazards such as slides, flyrock and traffic accidents.

**EXHIBIT B**

The following table provides a summary of information regarding our active mining complexes at December 31, 2011, the total sales associated with these complexes for the years ended December 31, 2009, 2010 and 2011, the total reserves associated with these complexes at December 31, 2011 and the Company's total unassigned reserves as of December 31, 2011. As indicated by the footnotes included in the table below, certain of the mining complexes listed below were acquired by us on June 15, 2011 as a result of our acquisition of International Coal Group, Inc. The amount disclosed below for the total cost of property, plant and equipment of each mining complex does not include the costs of the coal reserves that we have assigned to an individual complex. The information included in the following table describes in more detail our mining operations, the coal mining methods used, certain characteristics of our coal and the method by which we transport coal from our mining operations to our customers or other third parties.

| Mining Complex | Captive Mines[(1)] | Contract Mines[(1)] | Mining Equipment | Railroad | Tons Sold[(2)] 2009 | 2010 | 2011 | Total Cost of Property, Plant and Equipment at December 31, 2011 | Assigned Reserves |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | (Million tons) | | | ($ in millions) | (Million tons) |
| **Powder River Basin:** | | | | | | | | | |
| Black Thunder | S | — | D, S | UP/BN | 81.2 | 116.2 | 104.9 | $1,147.4 | 1,298.0 |
| Coal Creek | S | — | D, S | UP/BN | 9.8 | 11.4 | 10.0 | 155.5 | 176.2 |
| **Western Bituminous:** | | | | | | | | | |
| Arch of Wyoming | S | — | L | UP | 0.1 | 0.1 | 0.1 | 22.7 | — |
| Dugout Canyon | U | — | LW, CM | UP | 3.2 | 2.3 | 2.2 | 140.5 | 15.0 |
| Skyline | U | — | LW, CM | UP | 2.8 | 2.9 | 2.9 | 189.3 | 15.2 |
| Sufco | U | — | LW, CM | UP | 6.6 | 6.1 | 6.1 | 232.1 | 48.6 |
| West Elk | U | — | LW, CM | UP | 4.0 | 4.8 | 5.7 | 480.0 | 88.3 |
| **Appalachia:** | | | | | | | | | |
| Coal-Mac | S | U | L, E | NS/CSX | 2.9 | 3.2 | 3.3 | 188.1 | 28.3 |
| Cumberland River | S, U(2) | U(3) | L, CM, HW | NS | 1.6 | 1.5 | 2.2 | 181.3 | 28.5 |
| Lone Mountain | U(4) | — | CM | NS/CSX | 2.2 | 2.1 | 2.4 | 249.6 | 34.4 |
| Mountain Laurel | U | S(2) | L, LW, CM | CSX | 4.4 | 5.1 | 4.0 | 489.4 | 78.0 |
| Eastern* | S, U | — | L, E, CM | CSX | N/A | N/A | 0.8 | 61.6 | 8.4 |
| Hazard/Flint Ridge* | S(4), U | — | L, S, CM | CSX | N/A | N/A | 2.2 | 132.0 | 65.2 |
| Knott County/Raven* | U(5) | — | CM | CSX | N/A | N/A | 0.7 | 110.4 | 30.2 |
| East Kentucky* | S | — | L | NS | N/A | N/A | 0.3 | 25.5 | 1.2 |
| Beckley* | U | — | CM | CSX | N/A | N/A | 0.6 | 85.6 | 27.5 |
| Vindex * | S(4), U | — | L, S | CSX | N/A | N/A | 0.6 | 76.4 | 18.0 |
| Patriot* | S | — | L | NS/CSX | N/A | N/A | 0.3 | 29.2 | 4.1 |
| Imperial* | U | — | CM | CSX | N/A | N/A | 0.3 | 23.6 | 26.3 |
| Sycamore No. 2* | — | U | CM | CSX | N/A | N/A | 0.2 | 9.9 | 9.3 |
| Sentinel* | U | — | CM | CSX | N/A | N/A | 0.6 | 48.8 | 14.2 |
| Tygart Valley* | — | — | CM, LW | CSX | — | — | — | 77.5 | 166.0 |
| **Illinois:** | | | | | | | | | |
| Viper* | U | — | CM | — | N/A | N/A | 1.1 | 66.7 | 30.0 |
| Totals | | | | | 118.8 | 155.7 | 151.5 | $4,223.1 | 2,210.9[(3)] |

S = Surface mine
U = Underground mine

D = Dragline
L = Loader/truck
S = Shovel/truck
E = Excavator/truck
LW = Longwall
CM = Continuous miner
HW = Highwall miner

UP = Union Pacific Railroad
CSX = CSX Transportation
BN = Burlington Northern-Santa Fe Railway
NS = Norfolk Southern Railroad

* Mining complex acquired on June 15, 2011 in connection with our acquisition of International Coal Group, Inc. The above table only shows tons sold from these mining complexes after June 14, 2011, and does not include tons sold by the prior owner in 2009, 2010 or 2011.

(1) Amounts in parentheses indicate the number of captive and contract mines at the mining complex at December 31, 2011. Captive mines are mines that we own and operate on land owned or leased by us. Contract mines are mines that other operators mine for us under contracts on land owned or leased by us.

**EXHIBIT C**

In its *2009-2010 Corporate Social Responsibility Report*, Arch Coal used Global Reporting Initiative (GRI) guidelines to report its environmental impacts. However, the information Arch presented was partial and not verified by GRI.

**Resolved:** Shareholders request a report, prepared at reasonable cost within six months after the 2012 annual meeting, omitting confidential information, on the company's efforts to reduce environmental and health hazards associated with its Appalachian mining operations, and how those efforts may reduce legal, reputational and other risks to the company's finances. The report should include complete, detailed information for these GRI performance indicators:

- Total water withdrawal by source.
- Water sources significantly affected by withdrawal of water.
- Percentage and total volume of water recycled and reused.
- Total water discharge by quality and destination.
- Total weight of waste by type and disposal method.
- Identity, size, protected status, and biodiversity value of water bodies and related habitats significantly affected by the reporting organization's discharges of water and runoff.

**ARCH'S STATEMENT IN OPPOSITION TO PROXY ITEM NO. 4**

While Arch recognizes the importance of environmental issues such as the ones raised in the proposal and the public interest in environmental matters associated with coal companies in general, the Board believes that it would be inappropriate for Arch to engage in the requested study at this time for a variety of reasons, including those set forth below.

***Preparing the Requested Report Would Be Overly Burdensome and an Inefficient Use of Company Resources***

The stockholder proposal requests a report on the Company's efforts to reduce environmental and health hazards associated with its Appalachian mining operations, specifically addressing certain GRI performance indicators related to water usage and water and waste disposal. The primary reason the proponents are requesting additional reporting is certain surface mining activity in the Appalachian region. Particularly, the proponents cite the recent veto by the Environmental Protection Agency ("EPA") of the Clean Water Act Section 404 permit for our 2,300-acre Spruce No. 1 Mine in West Virginia, as well as make statements regarding communities located around mountaintop removal mines.

We believe that the requested additional reporting would be overly burdensome and would represent an inefficient use of the Company's resources. Out of 46 mines in Arch's 23 active mining complexes, only 13 mines, located in seven of the mining complexes, are Appalachian surface mining operations, and none of them are mountaintop mining operations as that term is defined in the Surface Mining Control and Reclamation Act ("SMCRA") and regulations promulgated pursuant to SMCRA.

**EXHIBIT D**

| Mining Complex | Captive Mines [1] | Contract Mines [1] |
|---|---|---|
| **Powder River Basin:** | | |
| Black Thunder | S | — |
| Coal Creek | S | — |
| **Western Bituminous:** | | |
| Arch of Wyoming | S | — |
| Dugout Canyon | U | — |
| Skyline | U | — |
| Sufco | U | — |
| West Elk | U | — |
| **Appalachia:** | | |
| Coal-Mac | S | U |
| Cumberland River | ~~S~~, U(2) | U(3) |
| Lone Mountain | U(4) | — |
| Mountain Laurel | U | S(2) |
| ~~Eastern~~ | ~~S, U~~ | — |
| Hazard/Flint Ridge | S(4), ~~U~~ | — |
| ~~Knott County/Raven~~ | ~~U(5)~~ | — |
| ~~East Kentucky~~ | ~~S~~ | — |
| Beckley | U | — |
| Vindex | S~~(4)~~(3) ~~U~~ | — |
| ~~Patriot~~ | ~~S~~ | — |
| ~~Imperial~~ | ~~U~~ | — |
| Sycamore No. 2 | — | U |
| Sentinel | U | — |
| Tygart Valley | U | — |
| **Illinois:** | | |
| Viper | U | — |